

Mail Stop 4546

September 8, 2016

Paul Bavier
General Counsel & Secretary
Biodel Inc.
100 Saw Mill Road
Danbury, CT 06810

> **Re:** **Biodel Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed August 19, 2016**
> **File No. 001-33451**

Dear Mr. Bavier:

We have reviewed your amended filing and related correspondence and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

The Transaction
Background of the Transaction, page 101

1.   We note your response to prior comment 5. Please specify the revisions to the term sheets exchanged by you and Albireo on March 16, 2016.

Notes to the Condensed Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies-Revenue Recognition, page F-64

2.   Please provide us with an analysis under authoritative accounting literature for your recognition of the $8 million upfront payment received during April 2016 (stemming from the amended agreement with EA Pharma) as revenue during the three month period ended June 30, 2016. As part of your analysis, please clarify the terms of the amended agreement with EA Pharma that resulted in a renegotiated payment stream.

<u>Unaudited Pro Forma Financial Statements</u>
<u>Note 1. Basis of presentation, page F-96</u>

3.   Please amend your filing to clarify that the excess fair value of the consideration transferred over assets acquired and liabilities assumed will be recorded as goodwill, rather than as a gain on the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jacob Luxenburg at (202) 551-2339 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Miguel J. Vega, Esq.